SRM ENTERTAINMENT, INC.

941 W. Morse Blvd. Suite 100

Winter Park, FL 32789

June 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	SRM Entertainment, Inc.
Registration Statement on Form S-3, File No. 333-287630

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: June 13, 2025

Requested Time: 5:00 p.m., Eastern Time

Ladies and Gentlemen:

SRM Entertainment, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-287630), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 5:00 p.m. Eastern Time on June 13, 2025, or as soon thereafter as possible.

Please contact our counsel, Steven A. Lipstein of Lucosky Brookman LLP at (732) 395-4416 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Lipstein by telephone when this request for acceleration has been granted.

Sincerely yours,

SRM ENTERTAINMENT, INC.

/s/ Richard Miller
Richard Miller
Chief Executive Officer